Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Churchill Capital Corp V (the “Company”) on Form S-1 of our report dated June 12, 2020, except for Note 8 as to which the date is September 22, 2020, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audit of the financial statements of Churchill Capital Corp V (formerly known as One Judith Acquisition Corp) as of June 8, 2020 and for the period from May 12, 2020 (inception) through June 8, 2020, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

New York, NY

September 22, 2020